CACTUS VENTURES, INC.

123 West Nye Lane, Suite 129

Carson City, NV  89706

831-770-0217

Mr. Raj Rajan

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Cactus Ventures, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 20, 2009

Form 10-Q for Quarter Ended March 31, 2009

Filed May 13, 2009

Form 10-Q for Quarter Ended June 30, 2009

Filed August 11, 2009

Form 10-Q for Quarter Ended September 30, 2009

Filed November 12, 2009

File No. 000-52446

Dear Mr. Rajan:

We are in receipt of your correspondence dated November 13, 2009 and December 15, 2009 regarding the above referenced reports.  This letter is in response to your comments and is numbered accordingly.  We are filing the amended reports on EDGAR along with this correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, F-1

1.

Please amend your filing to provide an audit report that opines on the balance sheet as of December 31, 2007 and the statements of income, cash flows and changes in stockholders’ equity for the year ended December 31, 2007 in accordance with Article 8-02 of Regulation S-X.

Response:

We have amended our filing to provide the requested audit report.

Form 10-Q for the Quarter Ended March 31. 2009

Form 10-Q for the Quarter Ended June 30. 2009 and

Form 10-Q for the Quarter Ended September 30, 2009

Item 4T. Controls and Procedures. Page 12

2.

Please revise to provide conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report. Refer to Item 307 of Regulation S-K.

Response:

We have amended our quarterly reports to properly disclose the effectiveness of our disclosure control and procedures as of the end of the period covered by each report.

Section 302 Certification

3.

We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•

Reference to “small business issuer” was made in place of using “the registrant” in paragraphs three, four, and five

•

The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules I 3a- 15(f) and 15d-15(f))

Please revise your certification to address the matters noted above.

Response:

We have revised our certification accordingly.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

Very truly yours,

/s/ Diane S. Button

Diane S. Button

President